I
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                     Environmental Solutions Worldwide, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
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                         (Title of Class of Securities)

                                    29 408 K
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                                 (CUSIP Number)

                               Louis E. Edmondson
                                 100 Beach Drive
                            St. Petersburg, FL 33701

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                 April 27, 2007
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             (Date of Event which Requires Filing of this Statement)


             If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. ?

             NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

             * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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CUSIP No. 29 408 K
Page 2 of 4
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          1. Names of Reporting Persons.
             I.R.S.Identification Nos. of above persons (entities only).

             Louis E. Edmondson

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          2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                         (a) [ ]
                                                         (b) [x]

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          3. SEC Use Only
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          4. Source of Funds (See Instructions)
             PF
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          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e) [ ]
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          6. Citizenship or Place of Organization

             U.S.A.
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  Number of                7.       Sole Voting Power
   Shares                                       7,326,668 shares of Common Stock
  Beneficially
  Owned by Each            8.       Shared Voting Power
  Reporting                                                   N/A
   Person With
                           9.       Sole Dispositive Power
                                                7,326,668 shares of Common Stock

                           10.      Shared Dispositive Power
                                                              N/A
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          11.Aggregate Amount Beneficially Owned by Each Reporting Person
                                                7,326,668 shares of Common Stock
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          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)                                         [ ]
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          13. Percent of Class Represented by Amount in Row (11)
                                                                          12.02%
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14.      Type of Reporting Person (See Instructions)
                                                                              IN

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Page 3 of 4

         ITEM 1.  SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Environmental Solutions Worldwide, Inc. (the "Company"), with its principal executive offices located at 335 Connie Crescent, Concord L4K 5R2, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

         ITEM 2   IDENTITY AND BACKGROUND

     (a)  Name: Louis E. Edmondson

     (b)  Residence or Business Address: 100 Beach Drive,
                                         St. Petersburg, FL 33701.

     (c)  Present Principal Occupation or Employment: Investor

     (d)  Criminal Convictions: NONE

     (e)  Court or Administrative Proceedings: NONE

     (f)  Citizenship: U.S.A.


         ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Personal Funds

         ITEM 4.  PURPOSE OF TRANSACTION

Louis E. Edmondson acquired beneficial ownership of the shares of Common Stock for investment purposes. Mr. Edmondson may consider making additional purchases of securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, Mr. Edmondson may sell all or a portion of his shares of Common Stock in open-market or private transactions, depending upon prevailing market conditions and other factors.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)  and (b)

The following is a description of the shares beneficially owned by Louis E. Edmondson. All references to the Company's issued and outstanding Common Stock shall be deemed to mean 59,943,240, the number of shares of Common Stock, reported by the Company to be issued and outstanding as of April 17, 2007 before giving effect to the issuance of up to 30,000 shares of Common Stock issuable upon the exercise of warrants and 120,000 shares of Common Stock issuable upon conversion of convertible debentures beneficially owned by Louis E. Edmondson, as well as 850,000 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Louis E. Edmondson, Trust dated July 26, 2000.

            (i) Amount beneficially owned:

            Louis E. Edmondson is the beneficial owner of 7,326,668 shares of Common Stock, which includes 1,250,000 shares of Common Stock acquired in August 1, 2001 in a Private Placement for $0.40 a share. Also includes 764,706 shares of Common Stock acquired in an October 2002 Private Placement for $0.17 a share and the exercise of 764,706 warrants at an exercise price of $0.15 per warrant when each warrant upon exercise was equal to 1/2 a share of Common Stock resulting in the issuance of 382,353 shares of Common Stock. Also includes 1,863,000 shares of Common Stock in the name of Pinnacle Services Group, Inc. ("Pinnacle"). Mr. Edmondson is the sole shareholder in Pinnacle. Also includes 882,900 shares owned by Mr. Edmondson. Also includes 120,000 shares underlying debentures exercisable at $0.50 and 30,000 shares underlying warrants exercisable at $0.85 that expire September 13, 2007 which were acquired by Mr. Edmondson in a Private Placement in September 2004. Also includes 1,176,470 shares of Common Stock warrants to purchase 650,000 shares of Common Stock at $0.90 a share, warrants to purchase 100,000 shares of Common Stock at $2.00 a share, warrants to purchase 100,000 shares of Common Stock at $3.00 a share in the name of the Louis E. Edmondson Trust, dated July 26, 2000. The warrants can be exercised through July 5, 2008 and were purchased in a July 2005 Private Placement.


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Page 4 of 4

(ii) Percent of class:

     (a) 12.02% upon exercise of all derivatives issued in the name of Louis E. Edmondson and the Louis E. Edmondson Trust.

     (b)  Not applicable.

     (c)  Not applicable.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

     (e)  Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the Reporting Persons have any agreements with respect to the Common Stock or other securities of the Company.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

                                    SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: MAY     , 2006




                                          ----------------------------------
                                          LOUIS E. EDMONDSON